SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2021

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

   13 May 2021
Business and Jackson demerger update for 2021 Annual General Meeting

Prudential announces double-digit Q1 new business profit growth in Asia and Africa, and now expects the demerger of Jackson to complete in H2 2021

●   Asia and Africa APE sales1 up 14 per cent3 and new business profit2 up 21 per cent3 compared with Q1 2020
●   Cumulative Pulse downloads of 24 million4 since launch, and associated Q1 2021 APE sales of $70 million6, which now represent 9 per cent of APE sales in the markets where Pulse is available
●   Jackson's5 demerger is now expected to complete in H2 2021, subject to regulatory and shareholder approvals
●   Jackson National Life continues to expect to have an RBC ratio in excess of 450 per cent at the point of demerger
●   Prudential plc continues to consider raising equity of $2.5-$3bn following completion of the demerger in order to enhance financial flexibility and de-lever the balance sheet
●   Estimated Group local capital summation method (LCSM) shareholder surplus, excluding Jackson, of $7.9 billion8,9 equivalent to a cover ratio of 331 per cent7,8,9. Prudential's initial analysis indicates an equivalent GWS shareholder ratio of 381 per cent7,8,9,10.

Prudential plc ("Prudential") provides a business and Jackson demerger update in advance of its Annual General Meeting, scheduled for 11.00am London time (6.00pm Hong Kong/Singapore time) today.

Mike Wells, Group Chief Executive of Prudential, said: "In the first quarter of 2021 our Asia and Africa businesses generated APE sales of $1,193 million, up 14 per cent compared with the same period in 2020, with new business profit increasing 21 per cent to $624 million. This was despite lower sales in Hong Kong, where ongoing restrictions continue to severely limit cross-border business from Mainland China. Excluding Hong Kong, APE sales were up 35 per cent and new business profit was up 64 per cent compared with first quarter of 2020. In the first quarter of 2021, our China JV was our largest business in terms of APE sales and new business profit, a result of the strong performance of its multichannel and multiproduct business model and increased penetration of its broad footprint, which covers 20 provinces and 99 cities.

"Although a number of our markets continue to experience significant Covid-related disruption, I am pleased that our Asia and Africa businesses have continued to build on the momentum established over the third and fourth quarters of 2020. First-quarter 2021 APE sales were up 4 per cent on the fourth quarter of 2020. Excluding Hong Kong, APE sales were up 14 per cent on the fourth quarter of 2020 and were also 30 per cent above pre-pandemic first quarter sales of 2019. On the same basis excluding Hong Kong, new business profit increased by 64 per cent compared with the first quarter of 2020 with higher APE sales at increased margins, reflecting positive economic effects and a favourable product and channel mix. All markets other than Hong Kong and Indonesia delivered both APE and NBP growth compared with the first quarter of 2020, and nine markets11 in Asia maintained or increased their health and protection mix. Our Chinese operations delivered APE sales growth of 70 per cent compared with the first quarter of 2020, which was impacted by Covid-related disruption. This performance was driven by expansion across distribution channels, with particularly strong growth in agency production. First-quarter 2021 sales levels in China also benefited from the timing of seasonal sales campaigns compared with the prior period. In Thailand, APE sales growth was 56 per cent, supported by the full activation of our enhanced bancassurance distribution agreement with TMB Bank from 1 January this year. In Africa, six out of eight markets delivered double-digit APE sales growth, with overall APE sales 32 per cent above the first quarter of 2020.

"Our multi-channel model continues to perform well with all channels delivering growth. APE sales through our bank partners were 18 per cent higher. We continued the build-out of our digital capabilities, led by Pulse, our health and wellness platform. In the first quarter of 2021, APE sales arising through Pulse were $70 million6, representing circa 9 per cent of aggregate APE sales in the 17 markets where Pulse is available. Pulse downloads since launch reached 24 million at the start of May 20214 up from 20 million at the end of February.

"Our US business, Jackson, remains set to become an independent, separately listed entity in 2021. Insurance regulatory approvals from the states of Michigan and New York have been received. Regulatory engagement on the review of the draft Form 10 continues, and the Form 10 will now need to be updated to include Jackson's Q1 financial information. As a result, we expect the demerger to complete in H2 2021, subject to regulatory and shareholder approvals.

"At the point of the proposed separation and subject to market conditions, Jackson National Life continues to expect to have an RBC ratio in excess of 450 per cent, after giving effect to the debt expected to be drawn down prior to demerger. Over the first quarter of 2021, Jackson's new business premiums were in line with trends seen in the second half of 2020 and sales of variable annuities were higher than the first quarter of 2020. Sales of fixed index annuities and fixed annuities in the same period remained at historically low levels following earlier pricing actions. There were no sales of institutional products in the period.

"The US demerger will complete Prudential's structural transformation into a business solely focused on the growth opportunities of Asia and Africa.  In order to enhance financial flexibility and de-lever the balance sheet, as announced in January 2021, Prudential is considering raising new equity of around $2.5-3 billion following the completion of the Jackson demerger. Our preferred route is a fully marketed global offering to institutional investors concurrent with a public offering in Hong Kong to retail investors. As an Asia-focused company, the Group believes there are clear benefits from increasing both its Asian shareholder base and the liquidity of its shares in Hong Kong. The allocation of any offering will take into account a number of criteria including the interests of existing shareholders. As part of this potential raise, Prudential will also consider a possible preferential offering to Hong Kong resident eligible employees and agents.

"Prudential plans to hold a virtual Investor Conference on 2 June 2021 covering its Asia and Africa continuing operations. Prudential expects to announce its half-year results on 11 August 2021. In these results, Jackson will be recorded as a discontinued business activity.

"We continue to support all our stakeholders through what continues to be a difficult period as we enter the second year of the pandemic. I would like to thank our colleagues across the Group for all their efforts over this time.

"We expect vaccination programmes being rolled out during 2021 to trigger a gradual return to more normal economic patterns. However, the pace of these programmes and their effect is likely to vary substantially by market and gives a degree of uncertainty over the economy, and the performance of the business in the short-term.

"During the first quarter of 2021, our Asia and Africa business has maintained the momentum established over the second half of 2020, with 14 per cent growth in APE sales compared with the first quarter of 2020. This momentum is expected to continue to provide a buffer against any future resurgence in Covid-19 incidents such as the ones we are currently experiencing in India, Indonesia, Thailand and the Philippines. Given the uncertainty around potential future variants and further resurgence of Covid-19, it is unclear when the border restrictions between Hong Kong and Mainland China will be substantively lifted. However, we believe that there remains strong latent demand from Mainland Chinese customers for the Hong Kong product suite and that sales will resume once the border reopens. In the meantime, we continue to build our existing product and digitalisation capabilities to serve the domestic Hong Kong customers.

"We remain confident that our clear and focused strategy, coupled with our proven execution ability, leaves us well placed to continue to deliver value for our shareholders and all our stakeholders over the long term, with a focus on achieving sustained double-digit growth in embedded value per share."

Further information:

Prudential Asia & Africa: market-by-market performance

Our China JV saw a strong performance with APE sales growth of 70 per cent compared with the first quarter of 2020. First quarter 2021 APE sales were also 38 per cent above the 2019 pre-pandemic first quarter sales levels. Our agency channel delivered particularly strong growth compared with the Covid-disrupted first quarter of 2020, alongside continuing growth in bancassurance sales, again demonstrating the value of our diversified distribution footprint. New business profit more than trebled compared with the first quarter of 2020, primarily reflecting the growth in agency APE sales and our continued focus on higher margin health, protection and traditional products during our new year sales campaign.

Hong Kong APE sales were 48 per cent below the first quarter of 2020, largely reflecting the impact on cross-border sales of the continued closure of the Mainland China border. While overall domestic APE sales were 16 per cent lower than the same period, new business profit rose by 3 per cent reflecting a higher protection mix, among other factors. In particular, sales of our VHIS products almost tripled compared with the first quarter of 2020, building on the success of our mid-tier VHIS product launched in 2020. Meanwhile, the in-force operation continued to demonstrate resilience as customer retention remained above 99 per cent and health and protection renewal premiums grew 7 per cent.

In Singapore, APE sales increased by 15 per cent and new business profit by 14 per cent, driven by strong agency momentum. In Malaysia, APE sales increased by 58 per cent and new business profit by 64 per cent, reflecting very strong growth in agency production. The Takaful business saw APE sales nearly double those of the first quarter of 2020.

In Indonesia, APE sales were down 14 per cent compared with the first quarter of 2020. The sales environment remained challenging following the re-introduction of significant Covid-related restrictions in January. Bancassurance APE sales were 7 per cent higher in the first quarter driven by new products, while the agency channel continued to diversify product offerings. Our Sharia business maintained APE sales at prior year levels, with new policies more than trebling compared with the first quarter of 2020 supported by our lower ticket size products.  Meanwhile, our employee benefit insurance business recorded its highest quarter of new sales by APE in the first quarter. Overall new business profit reduced by 22 per cent, reflecting lower sales, channel mix and adverse economic effects.

In our other markets APE sales rebounded strongly by 30 per cent, with new business profit in these markets 51 per cent higher. The improvement in Thailand APE sales and new business profit (up 56 per cent and 126 per cent respectively) and in India APE sales and new business profit (up 27 per cent and 33 per cent respectively) underpinned the strong first quarter performance in these markets.

Eastspring's total funds under management were $242 billion at 31 March 2021 (31 December 2020: $248 billion) with adverse currency and market effects being partially offset by total net inflows in the period. Net inflows from life operations grew to over $3 billion. Offsetting this amount were $(0.4) billion of net outflows in the first quarter on externally managed funds (excluding both those managed on behalf of M&G plc and those related to money market funds). Institutional net in-flows of $0.4 billion were more than offset by retail net outflows. Our fixed income relative investment performance remains positive over a 3-year and 5-year horizon, while our equity value strategies have delivered significant relative outperformance on a 1 year view supporting positive relative performance over a five year basis. Assets managed on behalf of M&G plc saw net outflows of $(0.8) billion in the period resulting in assets under management of $14.9 billion at 31 March. A further $5 billion of redemptions by M&G plc are expected over the remainder of 2021.

Group Capital Position

The formal LCSM regulatory position of the Group is stated after including all the Asia with-profit funds and before allowance for the 2020 second interim dividend. At 31 March 2021 the estimated cover ratio on this basis was 343 per cent (31 December 2020: 329 per cent). The estimated Group LCSM shareholder cover ratio at 31 March 2021 was 319 per cent7,8 after allowing for the 2020 second interim dividend, which reduced the cover ratio by 6 percentage points (31 December 2020: 328 per cent7 before the 2020 second interim dividend).

The estimated Group excluding Jackson LCSM shareholder coverage ratio at 31 March 2021 was 331 per cent7,8,9 (31 December 2020: 323 per cent7,9 before allowing for the second interim dividend), with a surplus of $7.9 billion8,9 (31 December 2020: $7.8 billion9 before allowing for the second interim dividend).

This increase in surplus of $0.1 billion reflects $0.4 billion of operating capital generation offset by the allowance for the $(0.3) billion second interim dividend to be paid in May 2021.

Prudential will become subject to the Group-wide Supervision (GWS) Framework upon designation by the Hong Kong Insurance Authority (IA), which is expected to take place imminently. The Group's initial analysis is that if this framework had been applied at 31 March 2021, the Group excluding Jackson GWS shareholder cover ratio would have been 381 per cent7,8,9,10, 50 percentage points higher than the LCSM cover ratio at the same date. Further information is given below. This is subject to final Hong Kong IA approval.

Contact:

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 3977 9500	Patrick Bowes	+44 (0)20 3977 9702
Tom Willetts	+44 (0)20 3977 9760	William Elderkin	+44 (0)20 3977 9215

Notes
1     APE sales is a measure of new business activity that comprises the aggregate of annualised regular premiums and one-tenth of single premiums on new business written during the year for all insurance products, including premiums for contracts designated as investment contracts under IFRS 4.
2     New business profit on a post-tax basis on business sold in the first quarter of 2021, calculated in accordance with EEV principles.
3     Comparisons are to the first three months of the prior year unless otherwise stated and year-on-year percentage changes are provided on a constant exchange rate basis unless otherwise stated.
4     Total downloads at 5 May 2021, compared with around 20 million at 22 February 2021 (as included in the full year 2020 Annual Report).
5     Unless otherwise stated Jackson throughout this announcement refers to the Jackson Financial Inc., the Group's US operations.
6     APE sales substantially from full-premium products sold through referrals to agents and a small amount of revenue from new digital products.
7     Ratio of capital resources over Group minimum capital requirement attributable to shareholder business. Shareholder business excludes the capital resources and minimum capital requirement of participating business in Hong Kong, Singapore and Malaysia.
8     LCSM position at 31 March 2021 after allowing for the impact of the 2020 second interim dividend to be paid in May 2021.
9     The Group excluding Jackson LCSM position is stated before including the value of the proposed retained 19.7 per cent non-controlling economic interest in US operations.
10   Under the GWS Framework, Prudential's initial analysis indicates that all debt instruments (senior and subordinated) issued by Prudential plc will meet the transitional conditions set by the Hong Kong IA and will be included as eligible Group capital resources. This is subject to final approval by the Hong Kong IA.
11   Of a total 13 markets in Asia.

Notes to editors

Life EEV new business profit and APE new business sales (APE sales)

	Actual exchange rate						Constant exchange rate
	1Q 2021 $m		1Q 2020 $m		Change %		1Q 2020 $m		Change %
	APE sales	New business profit	APE sales	New business profit	APEsales	Newbusiness profit	APE sales*	New business profit	APEsales*	New business profit
Hong Kong	139	137	265	216	(48)%	(37)%	265	217	(48)%	(37)%
China JV	324	177	177	53	83%	234%	191	57	70%	211%
Indonesia	62	28	72	36	(14)%	(22)%	72	36	(14)%	(22)%
Malaysia	112	59	69	35	62%	69%	71	36	58%	64%
Singapore	181	95	152	80	19%	19%	158	83	15%	14%
Growth markets and other	375	128	281	82	33%	56%	288	85	30%	51%
Total Asia and Africa	1,193	624	1,016	502	17%	24%	1,045	514	14%	21%
Total Asia and Africa excluding Hong Kong	1,054	487	751	286	40%	70%	780	297	35%	64%
Total new business margin	52%		49%				49%

* 1Q 2020 comparatives for APE include Africa.

Eastspring third party investment flows

$ million	At 1 Jan 2021	Netflows	Market andother movements	At 31 March 2021	At 1 Jan 2020	Net flows	Market andother movements	At 31 March 2020
Retail	66,838	(775)	633	66,696	73,644	(6,082)	(12,083)	55,479
Institutional(1)	13,827	353	234	14,414	11,024	820	(2,002)	9,842
External funds, excluding MMF	80,665	(422)	867	81,110	84,668	(5,262)	(14,085)	65,321
Money market funds (MMF)	13,198	(908)	(95)	12,195	13,337	(1,225)	(556)	11,556
Total Eastspring(2)	93,863	(1,330)	772	93,305	98,005	(6,487)	(14,641)	76,877

Notes
(1)   Excludes those managed on behalf of M&G plc, which saw outflows of $0.8 billion in the first quarter of 2021 leading to assets being managed on behalf of M&G plc at 31 March 2021 of $14.9 billion (31 December 2020: $15.7 billion).

(2)   Eastspring's total funds under management, including internal funds, funds managed on behalf of M&G plc and money market funds was $242.1 billion at 31 March 2021 (31 December 2020: $247.8 billion).

Estimated Group excluding US operations capital position

The results presented below reflect the local capital summation method that has been agreed with the Hong Kong IA to determine group regulatory capital requirements (both minimum and prescribed levels). Prudential will become subject to the Group-wide Supervision (GWS) Framework upon designation by the Hong Kong IA, which is expected to take place imminently.

The GWS methodology is expected to be largely consistent with that applied under LCSM with the exception of the treatment of debt instruments which will be subject to transitional arrangements under the GWS Framework. As agreed with the Hong Kong IA, only specific bonds (being those subordinated debt instruments issued by Prudential plc at the date of demerger of M&G plc) are currently included as eligible Group LCSM capital resources for the purposes of satisfying group minimum and prescribed capital requirements. Senior debt instruments issued by Prudential plc have not been included as part of the Group capital resources and are treated as a liability in the LCSM results. Under the GWS Framework, Prudential's initial analysis indicates that all debt instruments (senior and subordinated) issued by Prudential plc will meet the transitional conditions set by the Hong Kong IA and will be included as eligible Group capital resources. If this were to be the case, the 31 March 2021 Group excluding Jackson shareholder LCSM coverage ratio (over GMCR) after allowing for the second interim dividend presented below would increase by 50 percentage points to 381 per cent. This is subject to final approval by the Hong Kong IA.

Estimated Group excluding Jackson LCSM capital position (based on GMCR) note (1)

	Before second interim dividend			After second interim dividend
31 Mar 2021	Total	Less policyholder	Shareholder	Less second interim dividend	Shareholder
Capital resources ($bn)	34.9	(23.3)	11.6	(0.3)	11.3
Group Minimum Capital Requirement ($bn)	10.0	(6.6)	3.4	-	3.4
LCSM surplus (over GMCR) ($bn)	24.9	(16.7)	8.2	(0.3)	7.9
LCSM ratio (over GMCR) (%)	349%		339%		331%
Equivalent GWS ratio (over GMCR) (%) (as described above)					381%
	Before second interim dividend
31 Dec 2020	Total	Less policyholder	Shareholder
Capital resources ($bn)	33.3	(22.1)	11.2
Group Minimum Capital Requirement ($bn)	10.1	(6.7)	3.4
LCSM surplus (over GMCR) ($bn)	23.2	(15.4)	7.8
LCSM ratio (over GMCR) (%)	328%		323%

Note
(1)  The Group excluding Jackson capital positions are presented before including the value of the proposed retained 19.7 per cent non-controlling economic interest in US operations.

Sensitivity analysis
The estimated sensitivity of the Group excluding US operations shareholder capital position (based on GMCR) to significant changes in market conditions at 31 Mar 2021 is as follows:
	31 Mar 2021
Impact of market sensitivities note (1)	Surplus ($bn)	Ratio (%)
Base position 31 Mar 2021	7.9	331%
Impact of:
10% instantaneous increase in equity markets	0.3	8%
20% instantaneous fall in equity markets	(0.6)	(6)%
40% instantaneous fall in equity markets	(1.1)	(11)%
50 basis points reduction in interest rates	0.2	1%
100 basis points increase in interest rates	(0.8)	(15)%
100 basis points increase in credit spreads	(0.6)	(14)%

Note
(1)  The sensitivity results above assume instantaneous market movements and reflect all consequential impacts as at the valuation date. The sensitivity results also allow for limited management actions such as changes to future policyholder bonuses and rebalancing investment portfolios where relevant. If such economic conditions persisted, the financial impacts may differ to the instantaneous impacts shown above. In this case management could also take additional actions to help mitigate the impact of these stresses. These actions include, but are not limited to, market risk hedging, further rebalancing of investment portfolios, increased use of reinsurance, repricing of in-force benefits, changes to new business pricing and the mix of new business being sold.

About Prudential plc

Prudential plc is an Asia-led portfolio of businesses focused on structural growth markets. The business helps people get the most out of life through life and health insurance and retirement and asset management solutions. Prudential plc has 17 million life customers in its Asia and Africa businesses and is listed on stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

Conference Call for analysts and investors

We expect to announce our Q1 Business Update for the 2021 Annual General Meeting to the London Stock Exchange at 9.30am (UK time) on Thursday, 13 May 2021.

A conference call for analysts and investors will be held on the same day at 9.45am (UK time). The 2021 Annual General Meeting is due to start at 11.00am (UK time).

Dial-in details
A dial-in facility will be available to listen to the call and ask questions: please allow 15 minutes ahead of the start time to join the call (lines open half an hour before the presentation is due to start, i.e. from 9.15am (UK time).

Dial-in: +44 (0) 20 3936 2999 (UK and international) / 0800 640 6441 (Freephone UK), Participant access code: 984543. Once participants have entered this code their name and company details will be taken.

Transcript
Following the call a transcript will be published on the results centre page of Prudential plc's website on 17 May 2021.

Playback facility
Please use the following for a playback facility: +44 (0) 20 3936 3001 (UK and international), replay code 549482. This will be available from approximately 5.00pm (UK time) on 13 May 2021 until 11.59pm (UK time) on 27 May 2021.

An AGM Business Update slide presentation will be published on the Prudential plc IR website at 9.30am (UK time).

Forward-Looking Statements

This document may contain 'forward-looking statements' with respect to certain of Prudential's plans and its goals and expectations relating to its and Jackson's future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's beliefs and expectations and including, without limitation, statements containing the words 'may', 'will', 'should', 'continue', 'aims', 'estimates', 'projects', 'believes', 'intends', 'expects', 'plans', 'seeks' and 'anticipates', and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty.

A number of important factors could cause Prudential's and Jackson's actual future financial condition or performance or other indicated results of the entity referred to in any forward-looking statement to differ materially from those indicated in such forward-looking statement. Such factors include, but are not limited to, the ability to complete the proposed demerger of Jackson Financial Inc. in the anticipated timeframe or at all; the ability of the management of Jackson Financial Inc. and its group to deliver on its business plan post-separation; the impact of the current Covid-19 pandemic, including adverse financial market and liquidity impacts, responses and actions taken by regulators and supervisors, the impact to sales, claims and assumptions and increased product lapses, disruption to Prudential's operations (and those of its suppliers and partners), risks associated with new sales processes and information security risks; future market conditions, including fluctuations in interest rates and exchange rates, the potential for a sustained low-interest rate environment, and the impact of economic uncertainty, asset valuation impacts from the transition to a lower carbon economy, derivative instruments not effectively hedging exposures arising from product guarantees, inflation and deflation and the performance of financial markets generally; global political uncertainties, including the potential for increased friction in cross-border trade and the exercise of executive powers to restrict trade, financial transactions, capital movements and/or investment; the policies and actions of regulatory authorities, including, in particular, the policies and actions of the Hong Kong Insurance Authority, as Prudential's Group-wide supervisor, as well as new government initiatives generally; given its designation as an Internationally Active Insurance Group, the impact on Prudential of systemic risk and other group supervision policy standards adopted by the International Association of Insurance Supervisors; the impact of competition and fast-paced technological change; the effect on Prudential's business and results from, in particular, mortality and morbidity trends, lapse rates and policy renewal rates; the physical, social and financial impacts of climate change and global health crises on Prudential's business and operations; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of internal transformation projects and other strategic actions failing to meet their objectives; the effectiveness of reinsurance for Prudential's businesses; the risk that Prudential's operational resilience (or that of its suppliers and partners) may prove to be inadequate, including in relation to operational disruption due to external events; disruption to the availability, confidentiality or integrity of Prudential's information technology, digital systems and data (or those of its suppliers and partners); any ongoing impact on Prudential of the demerger of M&G plc and, if and when completed, the demerger of Jackson Financial Inc.; the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; the impact of legal and regulatory actions, investigations and disputes; and the impact of not adequately responding to environmental, social and governance issues. These and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential's or Jackson's actual future financial condition or performance or other indicated results of the entity referred to in any forward-looking statements to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk Factors' heading in Prudential's 2020 Annual Report and the 'Risk Factors' heading of Prudential's most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission ("SEC"). Prudential's most recent Annual Report and Form 20-F are available on its website at www.prudentialplc.com.

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure Guidance and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations. Prudential may also make or disclose written and/or oral forward-looking statements in reports filed with or furnished to the FCA, the SEC or other regulatory authorities, as well as in its annual report and accounts to shareholders, periodic financial reports to shareholders, proxy statements, offering circulars, registration statements, prospectuses and prospectus supplements, press releases and other written materials and in oral statements made by directors, officers or employees of Prudential to third parties, including financial analysts.  All such forward-looking statements are qualified in their entirety by reference to the factors discussed under the 'Risk Factors' heading in Prudential's 2020 Annual Report and the 'Risk Factors' heading of Prudential's most recent annual report on Form 20-F filed with the SEC. These factors are not exhaustive as Prudential operates in a continually changing business environment with new risks emerging from time to time that it may be unable to predict or that it currently does not expect to have a material adverse effect on its business.

Cautionary statements

This document does not constitute or form part of any offer or invitation to purchase, acquire, subscribe for, sell, dispose of or issue, or any solicitation of any offer to purchase, acquire, subscribe for, sell or dispose of, any securities in any jurisdiction nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract therefor. The securities referred to in this document have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as such term is defined in Regulation S under the U.S. Securities Act) absent registration or an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and in accordance with applicable U.S. state securities laws. Prudential does not intend to register any securities referred to herein in the United States or to conduct a public offering of securities in the United States.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 13 May 2021

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Mark FitzPatrick

Mark FitzPatrick
Group Chief Financial Officer and Chief Operating Officer